HUSSMAN INVESTMENT TRUST
Shareholder Services
HUSSMAN	P.O. Box 46707
FUNDS	Cincinnati, OH 45246-0707

September 26, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Hussman Investment Trust
File No. 811-09911

Ladies and Gentlemen:

Hussman  Investment  Trust (the  "Trust"),  in accordance  with Rule 17g-1 under the Investment  Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1.      A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2.      A copy of the  resolutions approving the Bond, which were adopted by the Board of Trustees of the Trust, including a  majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

3.      A copy of the Fidelity Bond Allocation Agreement, by and among the joint insureds, meeting the requirements of paragraph (f) of Rule 17g-1 (attached as EX99-3).

Premiums have been paid through the policy period ending on July 20, 2014.

Please contact the undersigned at  513/587-3403 if you have any questions concerning this filing.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary